BRF S.A.

Publicly-Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CALL NOTICE

ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDER’S MEETINGS

The shareholders of BRF S.A. (“Company”) are invited to meet at the Ordinary and Extraordinary General Shareholders’ Meetings to be held on March 28, 2022, at 11:00 a.m. (“OEGM”), under virtual format, by means of the digital platform Chorus Call (“Digital Platform”), to discuss the following Agenda:

I - At the Ordinary General Shareholders’ Meeting:

(i) To take the Management’s accounts, examine, discuss and vote on the Management Report, the Financial Statements and other documents related to the fiscal year ended on December 31, 2021, including the absorption of the profit of such year by the balance of accumulated losses;

(ii) To set at 10 (ten) the number of members to compose the Board of Directors;

(iii) To elect the members of the Board of Directors, being necessary, pursuant to CVM Instruction No. 165/1991, the request of shareholders representing, at least, 5% (five percent) of the voting capital in order to adopt the multiple voting process;

(iv) To approve, pursuant to paragraphs 6 and 7 of article 20 of the Bylaws, the appointment of the Chairman and Vice-Chairman of the Board of Directors;

(v) To set the annual global compensation of the Company's management for the fiscal year 2022;

(vi) To elect the members of the Fiscal Council;

(vii) To set the compensation of the members of the Fiscal Council for the fiscal year 2022.

II - At the Extraordinary General Shareholders’ Meeting:

(i) To resolve on the following amendments to the Company's Bylaws, as detailed in a draft with revision marks contained in the Management Proposal disclosed to the market:

(a)            Amend article 5, caput, of the Company's Bylaws, in order to reflect the change in the capital stock of R$12.553.417.953,36 (twelve billion, five hundred and fifty-three million, four hundred and seventeen thousand, nine hundred and fifty-three reais and thirty-six centavos), divided into 812,473,246 (eight hundred and twelve million, four hundred and seventy-three thousand, two hundred and forty-six) common shares, all registered, book-entry and without par value, to R$13.053.417.953,36 (thirteen billion, fifty-three million, four hundred and seventeen thousand, nine hundred and fifty-three reais and thirty-six centavos), divided into 1,082,473,246 (one billion, eighty-two million, four hundred and seventy-three thousand, two hundred and forty-six) common shares, all registered, book-entry and without par value, as a result of the public offering, with restricted placement efforts, carried out by the Company as approved at the Extraordinary Shareholders' Meeting held on 01.17.2022 and at the Board of Directors' meetings held on 01.17.2022 and 02.01.2022;

(b)            Add item (vii) to article 16 of the Company's Bylaws, to provide for the competence of the General Meeting to approve the execution of transactions and business with related parties or the sale or contribution of assets, whenever, in any of these cases, the value of the transaction or business corresponds to more than 50% (fifty percent) of the value of the Company's total assets included in its latest balance sheet approved at the General Meeting, in accordance with the provisions of article 122, item X, of Law No. 6,404/1976, as amended by Law No. 14,195/2021;

(c)            Amend article 23, item (xxxvii), and article 25, item (vi), of the Company's Bylaws, to adjust them to the proposed wording for article 16, item (vii), of the Bylaws, in accordance with the new wording of article 122, item X, of Law No. 6,404/1976, provide by Law No. 14,195/2021; and

(d)            Amend paragraph 1 of article 24 of the Company's Bylaws, to provide that the positions of Chairman of the Board of Directors and Global Chief Executive Officer cannot be cumulated by the same person, under any circumstances, as provided for in article 138, paragraph 3, of Law No. 6,404/1976, included by Law No. 14,195/2021, with the consequent exclusion of paragraph 2 of Article 24 of the Bylaws and renumbering of the following paragraphs, as well as cross-reference adjustments; and

(ii) Consolidate the Company's Bylaws with the approved changes.

* * *

PARTICIPATION INFORMATION

Attendance in the virtual meeting

Shareholders

The OEGM will be carried out exclusively in a virtual format, by means of a digital platform, pursuant to article 124, paragraph 2-A, of Law No. 6,404/1976 (“Brazilian Corporate Law”) and CVM Instruction No. 481/2009.

The Company emphasizes that it will not be possible to physically attend the OEGM, as it will be held exclusively on-line.

As provided in article 5, paragraph 3, of CVM Instruction No. 481/2009, shareholders wishing to participate in the OEGM, personally or by means of attorneys-in-fact, must submit, by 11:00 a.m. on March 26, 2022, 2 (two) days before the holding of the OEGM, exclusively by the email acoes@brf.com, a request for access to the Digital Platform (“Access Request”).

The Access Request must contain the identification of the shareholder and, if applicable, of its attorney-in-fact who will participate in the OEGM, and the digitalized copies of the following documents:

Individual Shareholders:

•	Picture I.D.; and
•	Statement disclosing the respective shareholding stake, issued by the financial institution responsible for the custody of the shares.

Corporate Shareholders:

•	Latest version of the Bylaws or consolidated articles of association and the corporate documentation granting powers to represent the legal entity (i.e. minutes of the election of officers);
•	Picture I.D. of the legal representatives;
•	Statement disclosing the respective shareholding stake, issued by the financial institution responsible for the custody of the shares;
•	In case of Investment Funds: (i) the latest consolidated version of the fund regulation; (ii) bylaws or articles of association of the administrator or manager, as the case may be, with the fund´s voting policy and corporate documents that prove the powers of representation (minutes of the election of officers, term(s) of investiture and/or power of attorney); and (iii) picture I.D. of the legal representative(s) of the fund administrator or manager.

Shareholders Represented by Power of Attorney:

•	In addition to the documents referred to above, a power of attorney which must have been granted within less than 1 (one) year to any attorney-in-fact who is a shareholder, manager of the Company, lawyer or financial institution, with the investment funds administrator responsible for representing its quotaholders, as stated in paragraph 1 of article 126 of Law No. 6.404/1976. Corporate shareholders may be represented by proxy established according to their bylaws/articles of association, not being mandatory that the legal representative be a shareholder, manager of the Company, lawyer or a financial institution.
•	Picture I.D. of the attorney-in-fact;
•	If the shareholders so desire, they may use the proxies made available by the Company to vote on matters of interest to the OEGM, as stated in the Public Request for Proxy undertaken by the Company, in the form provided in article 22 and following of CVM Instruction No. 481/2009. The documents referring to the Public Request for Proxy were disclosed by the Company on the Investor Relations website (www.brf-global.com/ri, in the Corporate Governance item) and in the websites of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (www.cvm.gov.br), of B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br) and of the Securities and Exchange Commission (www.sec.gov).

Foreign Shareholders:

Foreign shareholders must present the same documentation as Brazilian shareholders, except that the corporate documents of the legal entity and the power of attorney must be translated into a sworn form, not being required their notarization and consularization.

The Company shall forward the individual invitations to access the Digital Platform and the respective instructions for accessing the electronic system for participation in the OEGM, including the password required to do so, to shareholders (or their duly constituted representatives or attorneys) who have submitted their Access Request within the due date and under the conditions described above, by e-mail.

Shareholders who do not submit the Access Request within the aforementioned period (until 11:00 a.m. on March 26, 2022) will not be able to participate in the OEGM.

For additional information on participation in the OEGM and access to the Digital Platform, the shareholder should consult the Shareholders´ Manual.

Holders of American Depositary Receipts – ADRs:

ADR holders will be represented at the OEGM by the The Bank of New York Mellon, as a depositary institution, under the terms of “Deposit Agreement” entered into with the Company. The participation of ADR holders in the OEGM through the Digital Platform will not be allowed.

Participation by Distance Voting

As stated in articles 21-A and following of the CVM Instruction nº 481/2009, Company’s shareholders may send their voting instructions, from this date on until March 21, 2022 (inclusive), on the matters to be dealt with at the OEGM by completing and sending the form allowing them to cast their vote from distance (“Distance Voting Form”), whose model was available, separately, at the Company's Investor Relations website (www.brfglobal.com/ri, on the Corporate Governance item) and at the websites of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (www.cvm.gov.br) and of B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br). For additional information, the shareholder must observe the rules provided in the CVM Instruction No. 481/2009 and the procedures described in the Distance Voting Form provided by the Company, as well as in the Shareholders’ Manual.

The Company’s shareholders interested in accessing the information or solving doubts related to the matters above must contact the Company’s Investor Relations area, by phone +55 (11) 2322-5377 or via e-mail: acoes@brf.com.

All documents pertinent to the OEGM, including more detailed information on the matters included in the Agenda and on access to the Digital Platform, are available in the Shareholders’ Manual, which is available to shareholders on the websites www.brfglobal.com/ri, www.b3.com.br and www.cvm.gov.br.

Itajaí (SC), February 25, 2022.

Pedro Pullen Parente

Chairman of the Board of Directors